

Mail Stop 3233

February 13, 2017

<u>Via E-mail</u>
Mr. Todd A. Peterson
Chief Financial Officer
Digipath, Inc.
6450 Cameron Street, Suite 113
Las Vegas, NV 89118

Re: Digipath, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed January 9, 2017
File No. 000-54239

Dear Mr. Peterson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Shannon Sobotka

                        Shannon Sobotka
                        Staff Accountant
                        Office of Real Estate and
                        Commodities